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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FIRST PHYSICIANS CAPITAL GROUP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
89557N109
(CUSIP Number)
Brian Potiker c/o HSP Group, LLC
433 N. Camden Drive, Suite 810
Beverly Hills, CA 90210 (310) 271-4381
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89557N109

1		NAMES OF REPORTING PERSONS SMP Investments I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES	7	SOLE VOTING POWER 12,789,285 (1)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,789,285 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,789,285 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.26% (2)
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Consists of (a) 1,014,285 of Common Stock, $0.01 par value, beneficially owned by the reporting person; (b) 1,250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 4,000,000 shares of Common Stock at a price of $0.3125 per share; (c) warrants to purchase 1,200,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the reporting person; (d) warrants to purchase 2,325,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the reporting person; (d) 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 3,200,000 shares of Common Stock at a price of $0.3125 per share; (e) warrants to purchase 250,000 shares of Common Stock at a price of $0.75 per share which could be deemed to be beneficially owned by the reporting person; and (f) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the reporting person convertible into 800,000 shares of Common Stock at a price of $0.625 per share.

(2) Calculated based upon 13,322,179 shares of Common Stock outstanding as of August 10, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the Commission on August 14, 2009, plus 150,000 shares of Common Stock issued to the reporting person on September 13, 2009 pursuant to the exercise of a warrant for such shares by the reporting person, plus 714,285 shares of Common Stock issued to the reporting person on October 30, 2009, as further described herein, for a total of 14,186,464 outstanding shares of Common Stock. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N109

1		NAMES OF REPORTING PERSONS Brian Potiker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 12,789,285 (1)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,789,285 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,789,285 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.26% (2)
14		TYPE OF REPORTING PERSON IN

(1) Consists of (a) 1,014,285 of Common Stock, $0.01 par value, beneficially owned by the reporting person; (b) 1,250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 4,000,000 shares of Common Stock at a price of $0.3125 per share; (c) warrants to purchase 1,200,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the reporting person; (d) warrants to purchase 2,325,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the reporting person; (d) 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 3,200,000 shares of Common Stock at a price of $0.3125 per share; (e) warrants to purchase 250,000 shares of Common Stock at a price of $0.75 per share which could be deemed to be beneficially owned by the reporting person; and (f) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the reporting person convertible into 800,000 shares of Common Stock at a price of $0.625 per share.

(2) Calculated based upon 13,322,179 shares of Common Stock outstanding as of August 10, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the Commission on August 14, 2009, plus 150,000 shares of Common Stock issued to the reporting person on September 13, 2009 pursuant to the exercise of a warrant for such shares by the reporting person, plus 714,285 shares of Common Stock issued to the reporting person on October 30, 2009, as further described herein, for a total of 14,186,464 outstanding shares of Common Stock. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N109

        This Amendment No. 4 to Schedule 13D is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (“Commission”) on November 8, 2007, as amended on April 24, 2008, May 9, 2008, and February 11, 2009.

Item 1. Security and Issuer

        The name of the issuer is First Physicians Capital Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. This Amendment No. 4 to Schedule 13D Statement (this “Statement”) relates to the Issuer’s Common Stock, $0.01 par value (the “Common Stock”).

Item 2. Identity and Background

        (a)  – (c), (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) SMP Investments I, LLC, a Michigan limited liability company (“SMP”), and (ii) Brian Potiker, by virtue of Mr. Potiker being the manager of SMP with sole power to vote and dispose of the shares held by SMP. Attached as Exhibit A hereto, which is incorporated by reference herein, is an agreement between SMP and Mr. Potiker that provides that this Statement is filed on behalf of each of them. SMP and Mr. Potiker are sometimes collectively referred to herein as the “Reporting Persons.” The filing of this Statement shall not be construed as an admission by Mr. Potiker that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by SMP. As such, Mr. Potiker specifically disclaims beneficial ownership in the Common Stock, except to the extent that he may have a direct pecuniary interest in such Common Stock.

        SMP was formed under the laws of the State of Michigan and its address is c/o HSP Group, LLC, 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. Mr. Potiker is a citizen of the United States with his principal business address at c/o HSP Group, LLC, 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. Mr. Potiker is Chief Investment officer of HSP Group, LLC, a private investment company.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

        The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(5) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

        (d)        During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        All securities deemed to be beneficially owned by the Reporting Persons were purchased by SMP using available capital of SMP.

Item 4. Purpose of Transaction

        The Reporting Persons have acquired the securities of the Issuer beneficially owned or which could be deemed to be beneficially owned by them for investment purposes and may acquire additional securities, or dispose of some or all of the securities, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

CUSIP No. 89557N109

        The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

        (a)     As of November 18, 2009, each of the Reporting Persons named in Item 2 could be deemed to beneficially own the aggregate number and percentage of the shares of Common Stock set forth below:

Reporting Person	No. of Shares	Percent of Class
SMP Investments I, LLC	12,789,285 (1)	49.26% (2)
Brian Potiker	12,789,285 (1)	49.26% (2)

(1) Consists of (a) 1,014,285 of Common Stock, $0.01 par value, beneficially owned by the Reporting Persons; (b) 1,250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the Reporting Persons which are convertible into 4,000,000 shares of Common Stock at a price of $0.3125 per share; (c) warrants to purchase 1,200,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the Reporting Persons; (d) warrants to purchase 2,325,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the Reporting Persons; (d) 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the Reporting Persons which are convertible into 3,200,000 shares of Common Stock at a price of $0.3125 per share; (e) warrants to purchase 250,000 shares of Common Stock at a price of $0.75 per share which could be deemed to be beneficially owned by the Reporting Persons; and (f) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the Reporting Persons convertible into 800,000 shares of Common Stock at a price of $0.625 per share.

(2) All percentages of the outstanding Common Stock set forth in this Statement are calculated based upon 13,322,179 shares of Common Stock outstanding as of August 10, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the Commission on August 14, 2009, plus 150,000 shares of Common Stock issued to the Reporting Persons on September 13, 2009, pursuant to the exercise of a warrant for such shares by the reporting person, plus 714,285 shares of Common Stock issued to the Reporting Persons on October 30, 2009, as further described herein, for a total of 14,186,464 outstanding shares of Common Stock. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the Reporting Person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

         (b)    SMP has sole power to vote or to direct the vote of 12,789,285 shares of Common Stock and the sole power to dispose of or to direct the disposition of 12,789,285 shares of Common Stock.

        Brian Potiker, in his capacity as a manager of SMP, has the sole power to vote or to direct the vote of 12,789,285 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 12,789,285 shares of Common Stock.

        (c)     On October 30, 2009, SMP, and Brian Potiker, in his capacity as the manager of SMP with sole power to vote and dispose of such securities, acquired 714,285 shares of Common Stock at a price per share of $0.45 pursuant to the exercise of a warrant to purchase 714,285 shares of Common Stock.

        (d)     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock deemed to be owned beneficially by any of the Reporting Persons.

CUSIP No. 89557N109

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               None.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement of Joint Filing, dated as of November 18, 2009 between SMP and Brian Potiker.

CUSIP No. 89557N109

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: November 18, 2009

SMP INVESTMENTS I, LLC
By: /s/ Brian Potiker
Brian Potiker, Manager
BRIAN POTIKER
/s/ Brian Potiker
Brian Potiker

CUSIP No. 89557N109

EXHIBIT A

JOINT FILING AGREEMENT

        THIS JOINT FILING AGREEMENT (this “Agreement”) is dated as of November 18, 2009, by and among SMP Investments I, LLC, a Michigan limited liability company (“SMP”), and Brian Potiker (“Potiker”).

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Amendment to a Schedule 13D Statement (“Statement”) need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of SMP and Potiker does hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement (and one of any future Statements) relating to their ownership of the Common Stock, par value $.01 per share, of FIRST PHYSICIANS CAPITAL GROUP, INC., a Delaware corporation, and does hereby further agree that said Statement(s) be filed on behalf of each of SMP and Potiker. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of FIRST PHYSICIANS CAPITAL GROUP, INC.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SMP INVESTMENTS I, LLC
By: /s/ Brian Potiker
Brian Potiker, Manager
BRIAN POTIKER
/s/ Brian Potiker
Brian Potiker